Exhibit 11

W.W. Grainger, Inc. and Subsidiaries
COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended March 31,
BASIC:	2005	2004
Weighted average number of shares outstanding	90,395,437	90,219,290

Net earnings	$72,792,000	$62,559,000

Earnings per share	$0.81	$0.69

DILUTED:
Weighted average number of shares outstanding	90,395,437	90,219,290
Potential Shares:
Shares issuable under outstanding common
stock equivalents	9,789,206	7,345,132
Shares which could have been purchased using
the proceeds from common stock equivalents
exercised, based on the average market value
for the period	(7,767,537)	(6,298,355)

	2,021,669	1,046,777
Dilutive effect of exercised options prior to being
exercised	42,987	7,366

	2,064,656	1,054,143

Adjusted weighted average number of shares
outstanding	92,460,093	91,273,433

Net earnings	$72,792,000	$62,559,000

Earnings per share	$0.79	$0.69